08031102

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Advisers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Gelfand 610-425-4281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Advisers, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard E. Gelfand
Signature

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael T. Zelinsky, Notary Public
West Whiteland Twp., Chester County
My Commission Expires Jan. 31, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
ING Financial Advisers, LLC

We have audited the accompanying statement of financial condition of ING Financial Advisers, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Financial Advisers, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 25, 2008

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Member of
ING Financial Advisers, LLC

In planning and performing our audit of the financial statements of ING Financial Advisers, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following condition that we consider to be a material inadequacy. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this condition does not affect our report on the financial statements of the Company dated March 25, 2008. The Company claimed exemption from rule 15c3-3 pursuant to subpart (k)(2)(ii). However, throughout the year, the Company was receiving and holding customer funds. In addition, the Company had not established a special reserve bank account for the exclusive benefit of customers nor was it performing the weekly reserve computations. Effective March 19, 2008, the Company had established the required account, commenced weekly reserve computations, and deposited amounts as required by such computation.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 25, 2008

ING Financial Advisers, LLC

Financial Statements and Schedules
(with Report of Independent Registered Public Accounting Firm thereon)

December 31, 2007

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Financial Condition
as of December 31, 2007

Assets		
Cash	$	62,937,370
Other receivables		599,763
Receivable from affiliate		14,008,562
Prepaid expenses		50,000
Other assets		1,186,996
Total assets	$	78,782,691
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	3,630,581
Commitments and contingent liabilities		627,783
Accrued expenses and other liabilities		1,273,827
Total liabilities		5,532,191
Member's Equity:		
Member's capital		1,000
Paid-in capital		767,106
Retained earnings		72,482,394
Total member's equity		73,250,500
Total liabilities and member's equity	$	78,782,691

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Income
For the year-ended December 31, 2007

Revenue		
Commissions	$	225,946,484
Fee income		151,258,773
Total revenue		377,205,257
Expenses		
Commissions		227,442,522
Operating expenses		104,072,536
Licenses and fees		140,844
Total expenses		331,655,902
Net Income	$	45,549,355

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Changes in Member's Equity
For the year-ended December 31, 2007

	Member's Capital	Paid-In Capital	Retained Earnings	Total Member's Equity
Balance at January 1, 2007	$ 1,000	$ 767,106	$ 66,933,039	$ 67,701,145
Net Income	---	---	45,549,355	45,549,355
Dividends paid to member	---	---	(40,000,000)	(40,000,000)
Balance at December 31, 2007	$ 1,000	$ 767,106	$ 72,482,394	$ 73,250,500

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Cash Flows
For the year-ended December 31, 2007

Cash flows from operating activities:		
Net Income	$	45,549,355
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts due to/from affiliates		(1,526,058)
Increase in other receivables		(40,372)
Increase in commitments and contingent liabilities		490,000
Decrease in prepaid expenses		12,754
Net change in accrued expenses and other liabilities and other assets		1,124,078
Net cash provided by operating activities		45,609,757
Cash flows from financing activities:		
Dividend paid to member		(40,000,000)
Net cash used for financing activities		(40,000,000)
Change in cash		5,609,757
Cash at beginning of year		57,327,613
Cash at end of year	$	62,937,370

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Notes to Financial Statements
December 31, 2007

1. Organization and Nature of Business

ING Financial Advisers, LLC (the Company) is a single member limited liability company of which ING Life Insurance and Annuity Company (ILIAC) is the sole member. ILIAC is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (Lion), which in turn is ultimately owned by ING Groep N.V. (ING).

The Company is registered with the Securities Exchange Commission (SEC) as a broker/dealer and as an investment advisor. It is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the appropriate state securities authorities as a broker/dealer. The principal operation of the Company is acting as principal underwriter for ILIAC's manufactured products, as well as the sale of fixed and variable annuities through its registered representatives. The Company also markets investment advisory services through its investment advisory representatives.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Revenue and Expense Recognition

Commission revenues, which reflect gross commissions on products sold, and fee income are recorded as revenue when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, operating expenses and licenses and fees, are recorded when incurred.

Cash

Cash represents cash on deposit.

2. Summary of Significant Accounting Policies (Continued)

Related Party Transactions

The Company received commissions and fee income of approximately $355,643,752 from ILIAC and its affiliates primarily for sales of fixed and variable annuities, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Receivables and payables with ILIAC and its affiliates are settled in cash on a regular basis.

On June 7, 2007, the Company paid a $40,000,000 dividend to ILIAC.

Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS 109, "Accounting for Income Taxes". The adoption of FIN 48 did not impact the Company because the Company does not have any uncertain tax positions.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of FAS 157 will not have a material effect on the Company's financial position, results of operations, or cash flows.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of the member, whether or not an actual cash distribution is made to such member during its taxable year. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. The Company's income is taxed at its member's level. As such, no income taxes are reflected for the year-ended December 31, 2007.

The Company adopted FIN 48 on January 1, 2007. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

4. Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily ILIAC. ING provides a full compliment of benefit plans for its employees, including, but not limited to, a qualified pension plan, an incentive savings plan and post retirement benefits. Benefit plan charges allocated to the Company for the year-ended December 31, 2007 were approximately $1,273,995.

5. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of .10 to 1 and net capital of $57,693,134 which was $57,324,322 in excess of its required net capital of $368,812.

6. Litigation

The Company is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Due to the climate in business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief, and plaintiffs sometimes seek to represent classes of persons or entities. While it is not possible to forecast the outcome of the pending lawsuits/arbitration, in light of existing insurance, established reserves, and the defenses available to the Company, it is the opinion of management that the disposition of pending lawsuits/arbitration will not have a materially adverse effect on the Company's operations or financial position.

Schedule 1

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

NET CAPITAL:		
Total member's equity		$73,250,500
Less: Non-allowable assets	$15,549,860	
Other deductions and/or charges	$4,596	
Other securities	$2,910	$15,557,366
Net capital		$57,693,134
Aggregate indebtedness		$5,532,191
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or $100,000)		$368,812
Excess of net capital over minimum required		$57,324,322
Ratio of aggregate indebtedness to net capital		.10 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part II are not different from the amounts reported above.

Schedule 2

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Under Rule 15c3-3

December 31, 2007

Credit balances	0
Debit balances	0
Excess of total debits over total credits	0
Required deposit	None

The Company claims an exemption from Rule 15c3-3 under section (k)(2)(ii). This exemption is available to introducing broker/dealers who clear customer funds through a clearing broker/dealer on a fully disclosed basis. The Company maintains a bank account through which customer funds are transferred in connection with the purchase and sale of securities. The account maintained balances during the year ended December 31, 2007. A portion of such balances were attributable to customers. At December 31, 2007 there were not balances attributable to customers.

END